Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 October 28, 2013

Credit Suisse Merger Arbitrage Index ETN

The Credit Suisse Merger Arbitrage Index Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch, that are linked to the return of the Credit Suisse Merger Arbitrage Liquid Index (Net) (the “Index”). The Index is designed to provide exposure to a merger arbitrage investment strategy as represented by long and short positions in announced deals within the United States, Canada and Western Europe. The ETNs are listed on the NYSE Arca under the ticker symbol “CSMA”.1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

ETN Details
ETN ticker	CSMA
Intraday indicative value ticker	CSMA.IV
Bloomberg index ticker	CSLABMN

CUSIP/ISIN	22542D845/
US22542D8450

Primary exchange	NYSE Arca
ETN annual investor fee	0.55%*
Index fee	0.50%
ETN inception date	October 1, 2010

Underlying index	Credit Suisse Merger
Arbitrage Liquid Index (Net)
*Because of daily compounding, the actual investor fee realized may exceed 0.55% per annum.

Index Returns (as of 9/30/2013)
1 month	1.01%
3 month	2.14%
1 year	7.11%
Since Inception Annualized*	3.62%
*Index Inception Date was December 31, 2009.

Index Statistics (9/30/12-9/30/13)
Correlation to S&P 500 TR Index	0.39
Correlation to Barclays
US Aggregate TR Index	0.11
Annualized volatility	4.45%
1-Year Sharpe Ratio*	1.59
*Sharpe ratio calculated using the Federal Funds Effective Rate as of September 30, 2013.

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

Merger Arbitrage Strategy Focus

■	Designed to realize the spread between the stock price of the target company after the public announcement of its proposed acquisition and the price offered by the acquirer to pay for the stocks of the target company.
■	Deal universe includes the United States, Canada and Western Europe.
■	Potential gains realized when deals are completed, and potential losses incurred when deals break.

Index Performance (December 31, 2009 - September 30, 2013)

The above graph sets forth the historical performance of the Index from December 31, 2009 through September 30, 2013. The index rules were revised on September 1, 2010 and therefore, the index performance and index levels prior to such date do not reflect the modification of the index rules that took place on that date. Historical performance is not indicative of future performance. Credit Suisse Merger Arbitrage Liquid Index (Net) includes 0.50% p.a. of index calculation fees. The above graph includes this index calculation fee but does not reflect the accrued fee amount associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

Index Overview

■	The Index attempts to reflect the returns that would be generated by a merger arbitrage investment strategy in accordance with the Index rules to reflect publicly announced merger and acquisition transactions meeting certain conditions.
■	The Index is calculated intraday and benefits from transparent rules-based construction.

Index Composition (December 2009 - September 2013)

The Index Methodology*

* The above index methodology is a general summary of the rules governing the Index and exceptions to this summary may apply under certain defined circumstances.
Please see the full description of the Index in the applicable pricing supplement.

Selected Investment Considerations

–	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs and the Index. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
–	You will not receive any periodic interest payments on the ETNs.
–	We have listed the ETNs on NYSE Arca under the symbol “CSMA”. We expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
–	The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
–	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment upon repurchase or at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

–	The performance of the Index may not be entirely representative of the performance of the merger arbitrage strategy and there is no assurance that the strategy on which the Index is based will be successful.
–	We have the right to repurchase your ETNs in whole but not in part on or if the principal amount of the ETNs outstanding is $10,000,000 or less.

In addition, we have the right to repurchase your ETNs in whole and not in part upon the occurrence of certain events as described in the applicable pricing supplement. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

–	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs

An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Sources: Credit Suisse Alternative Capital, Inc., Bloomberg. All data was obtained from publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third-party sources. Indexes are unmanaged, reflect 70% of any cash dividends paid on long index components and minus 100% of any cash dividends paid on short index components, and do not reflect the deduction of fees and expenses from the ETNs. Investors cannot invest directly in the Index.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010312001483/dp29447_424b2-etn3a.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright ©2013. Credit Suisse Group AG and/or its affiliates. All rights reserved.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn